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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        HUMAN GENOME SCIENCES, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   444903108
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                                 (CUSIP Number)

             Donald F. Parman, SmithKline Beecham Corporation
                One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 13, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO. 444903108                                         Page 2 of 5 Pages
________________________________________________________________________________

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Corporation
        23-1099050
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                        (a) / /
                                                                        (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               1,355,338
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        1,355,338
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,355,338
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.2%
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14   TYPE OF REPORTING PERSON*

        CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                Common Stock, $.01 par value per share

                Human Genome Sciences, Inc.
                9410 Key West Avenue
                Rockwell, Maryland  20850-3331

Item 2.  Identity and Background.

                 (a) SmithKline Beecham Corporation (SBCorp), a Pennsylvania corporation, discovers, develops, manufactures and markets pharmaceutical products, and provides healthcare services including disease management.

                 (b)  The principal business address for SBCorp is:

                        One Franklin Plaza
                        Philadelphia, Pennsylvania  19102

                 (c)  Information concerning SBCorp is set forth in response to
Item 2(a) above.

                 (d) During the last five years, SBCorp has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                 (e) During the last five years SBCorp was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  (f)  Not applicable.


Item 3.  Source and Amount of Funds or Other Consideration.

         SBCorp acquired 339,065 newly issued shares of Common Stock for $18,065,823.98 on February 13, 1996 in a private placement. In May 1993, SBCorp acquired 1,350,231 shares of Series B Convertible Preferred Stock for $37 million from the Issuer in a private placement. In connection with an overall recapitalization in December 1993, SBCorp's Preferred Shares were converted into 1,012,673 shares of Common Stock.

        SBCorp is the sole beneficiary of S.R. One, Limited (SRO), a Pennsylvania business trust and the venture capital arm of SBCorp. SRO acquired 3,600 shares of Common Stock on February 22, 1996 through a distribution from a venture capital limited partnership in which SRO is a limited partner.

Item 4.  Purpose of Transaction.

         SBCorp intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and SBCorp's own financial plans, SBCorp may consider from time to time various alternative courses of action. Such action may include the acquisition of additional shares through open market purposes, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been purchased for investment purposes.


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                                                             Page 4 of 5 Pages




Item 5.  Interest in Securities of the Issuer.

         (a)  Amount and Percent Beneficially Owned

                Registered Name                 No. of Shares           Percent

                SmithKline Beecham Corporation  1,355,338               7.2%


         (b)  Power to Vote and Dispose of Shares

                SBCorp has sole voting and investment power to vote and to dispose of all the shares of Common Stock identified in subparagrpah (a) above.

        (c)  Transactions in the Class of Securities

                See response to Item 3 (above).

        (d) Right to Receive or Power to Direct the Receipt of Dividends from, or Proceeds from the Sale of, such Securities

                None.

        (e) Date on Which Ceased to be Beneficial Owner of More than 5% of Securities

                Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationship with respect to Securities of the Issuer.

                Under the terms of the original Stock Purchase Agreement dated May 19, 1993, the sale of the shares is subject to certain restrictions including compliance with the Securities Act of 1933. In this Stock Purhase Agreement, the Issuer has granted SBCorp certain registration rights with respect to these shares.


Item 7.  Materials to be Filed as Exhibits.

                None.





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                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



                                        SMITHKLINE BEECHAM CORPORATION


                                        By:     /s/ Donald F. Parman
                                                ------------------------------
                                                Donald F. Parman
                                                Secretary


DATED:  January 27, 1997